Exhibit A

Ceragon Ushers in a New Era of 5G Accessibility in
Urban & Rural North America

Selected by three leading North American operators to deploy and improve 5G connectivity in dense urban & in rural areas

Little Falls, New Jersey, June 30, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, has announced new orders and renewed partnerships with large North American service providers. These orders focus on expanding 5G network reach in dense areas, as well as keeping rural areas connected, up to speed, and able to compete with the rest of the world on a level footing. These material orders, among others, have resulted in strong Q2 bookings in North America.

One of the companies who selected Ceragon is a large Tier 1 North American carrier who field-tested multiple solutions. As Ceragon performed better than competitors, the operator successfully deployed, validated, and accepted Ceragon’s Multiband Solution delivering a staggering 10 Gbps over 4 miles. Thanks to this solution, mobile subscribers will see higher download speeds and the operator will enjoy increased customer satisfaction and reduced churn.

Ira Palti, President & CEO of Ceragon Networks, commented: “All across the world, we deliver a complete 5G offering with increased capacity and coverage, and low latency. In North America, we’re proud to provide a growing number of Tier 1 operators with robust, high capacity, field-proven technologies, and a complete end-to-end service offering that delivers operational efficiency, an improved customer experience, and absolute peace of mind. This was translated into strong bookings in North America in Q2.”

In today’s post-corona economy, with remote work still highly prevalent, end-users need reliable and fast broadband connectivity more than ever. Especially in rural North America, broadband connectivity has become an essential service and a virtual lifeline. In support of 5G traffic, operators need significantly more capacity and better performance. But because fiber optic is either not possible or economically not viable in these areas, there is a growing need for wireless multi-gigabit transport over distances greater than two miles.

To meet this demand, more and more operators turn to Ceragon to provide a compact, reliable, and scalable wireless transport solution for challenging, long-distance rural deployments. With higher link throughput, node aggregation capacities, and multi carrier load balancing, Ceragon’s solutions have enabled operators to offer end-users higher value services. As a dependable and stable supplier, Ceragon has been able to meet aggressive project schedules, working against harsh weather conditions in some remote areas.

About Ceragon Networks
Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor
Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.
This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risk of components shortage due to the global shortage in semiconductors and chipsets, which could cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.
Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com